Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

November 29, 2013

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Mr. Vincent J. Di Stefano, Senior Counsel

Re:
Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A of DWS LifeCompass Retirement Fund, DWS LifeCompass 2015 Fund, DWS LifeCompass 2020 Fund, DWS LifeCompass 2030 Fund, and DWS LifeCompass 2040 Fund (collectively, the “Funds”), each a series of DWS Target Date Series (the “Trust”) (Reg. Nos. 033-86070; 811-08606)

Dear Mr. Di Stefano,

This letter is being submitted on behalf of the Funds in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on November 18, 2013 relating to the above-captioned Post-Effective Amendment filed with the SEC on October 2, 2013 (the “Amendment”).

The Staff’s comments are restated below followed by the Funds’ responses.

1.      Expense Waiver/Reimbursement Arrangements

a.
Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the Funds’ fee tables will extend for at least one year from the date of the Prospectus.  Also, please confirm that the Funds’ investment advisor does not expect to recoup any payments made pursuant to such expense waiver/reimbursement arrangements.

Response: The Funds confirm that the expense waiver/reimbursement arrangements reflected in their fee tables will extend for at least one year from the date of the Prospectus.  The Funds are not aware of any arrangements to allow their investment advisor to recoup any payments made pursuant to the expense waiver/reimbursement arrangements.

2.    Principal Investment Strategy and Main Risks

a.	Comment: In the “Principal Investment Strategy” sections of the Funds’ Prospectus under the heading “Management Process,” please clarify what is meant by the Funds’ maximum risk targets.

Response: As verbally indicated to the Staff on the above-mentioned telephone call, due to the recent reconstitution of the Funds’ portfolio management team, the Funds’ management process as described in the Amendment has been adjusted to eliminate references to portfolio risk targets.  While the

Funds’ dynamic asset allocation process will take portfolio risk into account, the Funds will not be managed towards specific portfolio risk targets.

b.
Comment:  Please provide in each “Principal Investment Strategy” section of the Funds’ Prospectus a summary listing of the principal types of derivatives in which the respective Fund’s underlying funds may invest.

Response: The requested disclosure has been added.

c.
Comment:  In “Commodities-Related Investments Risk” under “Main Risks” in the Summary section of each Fund’s Prospectus, please provide additional disclosure regarding the special risks associated with commodities-linked derivative instruments.

Response: The requested disclosure has been added.

In addition to the foregoing comments, the Staff noted that asset segregation in connection with the Funds’ positions in total return swaps should be done in a manner the Funds believe is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the SEC Staff.  The Funds understand that the SEC or the SEC Staff could issue future guidance in this area.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall

James M. Wall
Director & Senior Counsel

cc.  John Marten, Vedder Price P.C.

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